Filed Pursuant to Rule 424(b)(3)
Registration Statement File No. 333-171134

PROSPECTUS SUPPLEMENT

(To the Prospectus dated March 18, 2011)

IDENTIVE GROUP, INC.

8,195,252 Shares of Common Stock

This prospectus supplement supplements the information contained in the Prospectus dated March 18, 2011, as supplemented to date, relating to the resale or other disposition of up to 8,195,252 shares of the common stock, par value $0.001 per share, of Identive Group, Inc. by the selling stockholders named in the Prospectus, certain of whom are our officers, directors and affiliates, together with any of their pledgees, donees, transferees or other successors-in-interest, from time to time. We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders, but we will incur expenses in connection with the registration of these shares. We will, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

This prospectus supplement is filed for the purposes of including the information contained in the Current Report on Form 8-K of Identive Group, Inc., filed with the Securities and Exchange Commission on May 5, 2011.

Investing in our common stock involves a high degree of risk. We urge you to carefully read the section entitled “Risk Factors” beginning on page 4 of the Prospectus and all other information included or incorporated therein by reference in its entirety before you decide whether to buy our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 5, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 4, 2011

Identive Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-29440	77-0444317
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1900-B Carnegie Avenue, Santa Ana, California		92705
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (949) 250-8888

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)

On May 4, 2011, Identive Group, Inc., a Delaware corporation (the “Company”) entered into a new executive employment agreement with Melvin Denton-Thompson, Chief Financial Officer of the Company (the “Agreement”). The Agreement replaces a prior agreement relating to the services of Melvin Denton-Thompson that expired on April 30, 2011 and contains the same material terms.

The Agreement is effective for a three-year term, commencing May 1, 2011, and may be renewed for an additional three-year period upon mutual consent of the Company and Mr. Denton-Thompson. Under the Agreement, Mr. Denton-Thompson is paid an annual base salary of EUR 225,000. He is also eligible to participate in the Company’s 2010 Bonus and Incentive Plan or any successor plan as in effect from time to time (the “Bonus Plan”) that sets forth target-oriented criteria for core management executives to receive annual target-oriented bonuses of up to a maximum of 200% of fixed salary, as previously disclosed. Mr. Denton-Thompson is entitled to customary benefits and five weeks of paid annual vacation. The Agreement is subject to certain other terms and provisions and includes a confidentiality and non-disclosure undertaking, which expires one year after expiration or termination of the Agreement. The Agreement may be terminated by the Company without cause upon twelve months’ notice, during which the Company must continue to pay Mr. Denton-Thompson’s salary and any bonus which he may have earned during such notice period

A copy of the Agreement is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

10.1	Executive Employment Agreement, dated May 4, 2011, by and between Identive Group, Inc. and Melvin Denton-Thompson

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Identive Group, Inc.

May 5, 2011	By:	/s/ Melvin Denton-Thompson
Melvin Denton-Thompson
Chief Financial Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

10.1	Executive Employment Agreement, dated May 4, 2011, by and between Identive Group, Inc. and Melvin Denton-Thompson

Exhibit 10.1

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (hereinafter referred to as the “Agreement”) has been entered into this 4th day of May, 2011, with effect from May 1, 2011, by and between Identive Group, Inc., a Delaware corporation, having its principal executive offices at 1900-B Carnegie Ave., Santa Ana, CA 92705, United States of America (hereinafter together with all the companies directly and indirectly controlled by it referred to as the “Company”) and Melvin Denton-Thompson, an individual being resident in Paris, France (hereinafter referred to as the “Executive”).

The Executive has been appointed Chief Financial Officer of the Company and is part of its top management team with expected contribution to the overall direction of the Company.

1.	POSITION AND RESPONSIBILITIES

Executive shall serve the Company in the capacity of Chief Financial Officer of the Company and shall fully and faithfully perform such duties and exercise such powers as are incidental to such position in connection with the business of the Company. The Executive shall be an officer of the Company and part of its top management team with expected contribution to the overall direction of the Company. Executive shall fully and faithfully perform such duties and fulfill such obligations, as are commensurate with his appointment as Executive. Executive shall devote his full attention by using his best efforts to apply his skills and experience to perform his duties hereunder and promote the interests of the business and projects of the Company.

The Executive acknowledges that he may be required to work beyond the normal work week for the proper performance of his duties, and that he shall not receive further remuneration in respect of such additional hours.

The Executive shall be normally based in the offices of the Company in Europe; however the Company will cover all of the Executive’s reasonable travel and communication costs to the Company’s other offices.

The Executive agrees to travel on the Company’s business as may be required for the proper performance of his duties under this Agreement.

2.	COMPENSATION

(a) Fixed salary. During the term of this Agreement, the Executive shall be paid an amount of €225,000 per year, payable in twelve (12) equal monthly installments, as fixed salary, less the Executive’s share of social costs.

(b) Bonus. For services rendered during the term of this Agreement the Executive shall be paid an annual bonus (hereinafter referred to as the “Bonus”) in accordance with guidelines for core management executives in the Identive 2010 Bonus and Incentive Plan or any successor plan as in effect from time to time (the “Bonus Plan”) that sets forth eligibility criteria for an annual Bonus of up to a maximum of 200% of fixed salary. The actual amount of the Bonus as well as the timing, measurements, and criteria for earning and form and timing of payment shall be determined by the Compensation Committee of Identive in accordance with the Bonus Plan. Any shares of the Company’s common stock issuable in connection with the Bonus will be subject to a twenty-four (24) month lock-up unless otherwise determined by the Compensation Committee. The Executive acknowledges that the structure of the Bonus may be adjusted, as the Company or Identive deem appropriate in its or their sole discretion, to comply with applicable stock exchange requirements and other considerations.

3.	BENEFITS, PERQUISITES AND BUSINESS EXPENSES

(a) The Executive shall be entitled to participate in any equity incentive plan of the Company on such terms as may be determined by the Chairman, the Compensation Committee or the Board of Directors of the Company.

(b) The Executive shall be entitled to be reimbursed for all reasonable expenses incurred by the Executive in connection with the conduct of the business of the Company pursuant to this Agreement. Such expenses shall be reimbursed within thirty (30) days following presentation of sufficient evidence of such expenditures.

(c) The Company shall provide the Executive with customary benefits which are subject to change from time to time at the discretion of the Company.

(d) The Executive shall be entitled to five (5) weeks of paid vacation per annum in addition to all the local holidays.

4.	TERM AND TERMINATION

(a) Term. The initial term of this Agreement begins on May 1, 2011 and runs for a 36-month period (the “Initial Term”), which term may be extended for an additional 36-month period by the mutual consent of the parties hereto prior to the expiration of the Initial Term.

(b) Termination by the Company or Executive Without Cause. The Company or the Executive shall be entitled to terminate this Agreement at any time without cause by giving the other party twelve (12) months prior written notice of the termination but the Company shall be required to continue to pay the Executive’s monthly fixed salary and the bonus payments pro rata until the end of the notice period.

(c) Termination by the Company for Cause. The Company shall be entitled to terminate this Agreement for cause at any time without notice and without any payment in lieu of notice. In the event of termination for cause, the Company’s obligations hereunder shall immediately cease and terminate and Executive shall be immediately relieved of all of his responsibilities and authorities as an officer, director and employee of the Company and as an officer, director and employee of each and every affiliate in the Company and in such an event there will be no continued monthly salary, fee or any other payments by the Company to the Executive. For purposes of this paragraph 4(c), “cause” shall include, without limitation, the following circumstances:

(i) The Executive has been convicted of a criminal offence involving moral turpitude or unjust enrichment at the expense of the Company.

(ii) Executive, in carrying out his duties hereunder, (A) has been willfully and grossly negligent, or (B) has committed willful and gross misconduct or, (C) has failed to comply with a lawful instruction or directive from the Chairman or CEO of the Company and which is not otherwise cured within thirty (30) days of notice of such breach,

(iii) The Executive has breached a material term of this Agreement, which is not cured within ninety (90) days.

Termination of this Agreement for cause shall be effective upon the date of the notice of termination given to the Executive and the lapse of any applicable cure period without remedy of the matters set out in such notice.

(d) Effect of Termination. The Executive agrees that, upon termination of this Agreement for any reason whatsoever, Executive shall thereupon be deemed to have immediately resigned any position that Executive may have as an officer, director or employee of the Company and each and every affiliate of the Company. In such event, Executive shall, at the request of the Company or any affiliate in the Company, forthwith execute any and all documents appropriate to evidence such resignation. The Executive shall not be entitled to any payment in respect of such resignation in addition to those provided for herein, except as expressly provided for pursuant to any other agreement entered into with any affiliate in the Company.

(e) Survival of Terms. It is expressly agreed that notwithstanding termination of this Agreement for any reason or cause or in any circumstances whatsoever, such termination shall be without prejudice to the rights and obligations of the Executive and the Company respectively in relation to the time up to and including the date of termination and the provisions of paragraphs 3(b), 7 and 8 of this Agreement, all of which shall remain and continue in full force and effect.

5.	CONFIDENTIAL INFORMATION

(a) The Executive agrees not to disclose, either during the term of this Agreement or at any time for a period of three (3) years thereafter, to any person not employed by the Company or by any affiliate of the Company or not engaged to render services to the Company or to any affiliate in the Company, any trade secrets or confidential information of or relating to the Company or any affiliate of the Company obtained by the Executive during the term hereof; provided, however, that this provision shall not preclude the Executive from the use or disclosure of information known generally to the public (other than that which the Executive may have disclosed in breach of this Agreement) or of information required to be disclosed by law or court order applicable to the Executive or information authorized to be disclosed by the Chairman or CEO of the Company.

(b) The Executive also agrees that upon termination of this Agreement for any reason whatsoever, Executive will not take, without the prior written consent of the Chairman or CEO of the Company, any financial information, report or other document belonging or relating to the Company or to any affiliate in the Company.

6.	NON-COMPETITION, NON-SOLICITATION

(a) The Executive agrees that during the period of this Agreement, the Executive shall not engage in or participate in any entity in any industry that competes, directly or indirectly, with the businesses of the Company or any affiliate in the Company. The Executive agrees that during the period of this Agreement and for twelve (12) months thereafter, the Executive shall not solicit any business or any employee or any consultant from the Company or any of its affiliates.

(b) During the Term of this Agreement, the Executive undertakes to seek the prior written approval of the Chairman or CEO of the Company before accepting any new board or advisory positions.

7.	NOTICES

Any notices, requests, demands or other communications provided for by this Agreement shall be in writing and shall be sufficiently given when and if mailed by registered or certified mail, return receipt requested, postage prepaid, or sent by personal delivery, overnight courier or by facsimile to the party entitled thereto at the address stated at the beginning of this Agreement or at such other address as the parties may have specified by similar notice.

Any such notice shall be deemed delivered on the tenth business day following the mailing thereof if delivered by prepaid post or if given by means of personal delivery on the day of delivery thereof or if given by means of courier or facsimile transmission on the first business day following the dispatch thereof.

8.	ASSIGNMENT

The respective rights and obligations of the Company under this Agreement shall be assignable, in whole or in part, to any company under the direct or indirect control of Identive Group, Inc. (the “Permitted Assignment”). With the exception of the Permitted Assignment, the respective rights and obligations of the Executive and the Company under this Agreement shall not be assignable by either party without the written consent of the other party and shall, subject to the foregoing, inure to the benefit of and be binding upon the Executive and the Company and their permitted successors or assigns. Nothing herein expressed or implied is intended to confer on any person other than the parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.	APPLICABLE LAW

This Agreement shall be deemed a contract under, and for all purposes shall be governed by and construed in accordance with the laws of Delaware. This Agreement has been drafted in English. In case of contradictions between the English version and a version prepared in any other language, the English version shall prevail.

10.	ARBITRATION

In the event of any dispute, claim, question, or disagreement arising from or relating to this Agreement or the breach thereof, the parties hereto shall use their best efforts to settle the dispute, claim, question, or disagreement. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to both parties. If they do not reach such solution within a period of 60 days, then, upon notice by either party to the other, all disputes, claims, questions, or differences shall be finally settled by arbitration administered in accordance with the UNCITRAL Arbitration Rules as then in force. The proceedings shall be held in the English language and the seat of the arbitral tribunal shall be in the city of London, England, with one arbitrator and with each party bearing their own costs.

11.	AMENDMENT OR MODIFICATION; WAIVER

No provision of this Agreement may be amended or waived unless such amendment or waiver is authorized by the Company (including any authorized officer or committee of the Board of Directors) and signed by the Executive. Except as otherwise specifically provided in this Agreement, no waiver by either party hereto of any breach by the other party of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar breach, condition or provision at the same time or at any prior or subsequent time.

12.	ENTIRE AGREEMENT

This Agreement contains the entire agreement between the parties hereto with respect to the matters herein and supersedes all prior agreements and understandings, oral or written, between the parties hereto, relating to such matters.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement in two counterparts on the date first above written.

IDENTIVE GROUP, INC.

By:	/s/ Ayman S. Ashour
Ayman S. Ashour
Chairman and Chief Executive Officer

EXECUTIVE

/s/ Melvin Denton-Thompson
Melvin Denton-Thompson